June 7, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549
Attention:     Christie Wong
Kristin Lochhead
Re:    Veracyte, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K Filed May 7, 2024
File No. 001-40289
Ladies and Gentlemen:
    We are submitting this letter on behalf of Veracyte, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 28, 2024 (the “Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on February 29, 2024 (the “Form 10-K”) (File No. 001-36156) and the Company’s Form 8-K filed with the Commission on May 7, 2024 (the “Form 8-K”) (File No. 001-36156). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Financial Statements
Note 5. Balance Sheet Components, Intangible Assets, Net, page 100
1.    We reference the disclosure here and throughout the filing the disclosure here and throughout the filing that you recognized impairment for certain long-lived assets related to the HalioDx biopharmaceutical services developed technology, customer relationships and customer backlog finite-lived intangible assets due to “a significant change in the business environment.” In future filings, please provide more context regarding the nature and impact of any triggering events that require assessment for impairment of your intangible assets.

The Company acknowledges the Staff’s comment and advises the Staff that it will provide further disclosure in future filings, where applicable, providing additional context regarding the nature and impact of any triggering events that require the Company to assess its intangible assets for impairment. To that end, in response to the Staff’s comment, the Company shall update future disclosures describing the 2023 impairment of certain long-lived assets related to the HalioDx biopharmaceutical services developed technology, customer relationships and customer backlog finite-lived intangible assets to include additional context, as illustrated below:

U.S. Securities and Exchange Commission
June 7, 2024

“During 2023, the Company concluded that it had a triggering event requiring assessment of impairment for certain of its long-lived assets related to HalioDx biopharmaceutical services. This determination was due to spending constraints across the industry and loss of customers, which resulted in a significant decline in management’s current and future revenue and cashflow expectations for this product offering. As a result, the Company recorded a $32.0 million impairment charge associated with its HalioDx developed technology, customer relationships and customer backlog finite-lived intangible assets. The impairment is recorded within impairment of long-lived assets on the consolidated statement of operations.”

Form 8-K filed on May 7, 2024
Exhibit 99.1
Reconciliation of U.S. GAAP to Non-GAAP Financial Measures
2.    Your presentation of the reconciliation of U.S. GAAP to non-GAAP financial measures gives the appearance of a full non GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information. Under Question 102.10(c) of the C&DI’s on Non-GAAP Financial Measures, a non-GAAP income statement is considered to be one that is comprised of non-GAAP measures and includes all or most of the line items and subtotals found in a GAAP income statement. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings.

The Company acknowledges the Staff’s comment and advises the Staff that it will not present full non-GAAP consolidated income statements or their equivalents in its future filings.

3.    As a related matter, if you continue to present non-GAAP total operating costs excluding costs of revenue in future filings, please revise to reconcile to the most comparable GAAP measure, as required by Item 10(e)(1)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and, to the extent that it continues to present non-GAAP total operating costs excluding costs of revenue in future filings, it will reconcile such measure to the most comparable GAAP measure, as required by Item 10(e)(1)(i) of Regulation S-K.

4.    With reference to Note 1. to the Reconciliation of U.S. GAAP to Non-GAAP Financial Measures, please tell us the nature and composition of the non-GAAP adjustments for post-combination compensation expenses. Tell us how you determined it is appropriate to adjust for such payments in the determination of your non-GAAP measures and clarify how such compensation differs from other compensation paid to employees and management. Refer to Question 100.01 of the Commission’s Compliance and Disclosure Interpretation for Non-GAAP measures.

U.S. Securities and Exchange Commission
June 7, 2024

The Company acknowledges the Staff’s comment and advises the Staff that all of the Company’s non-GAAP adjustments follow the Company’s non-GAAP policy. The nature of the non-GAAP adjustments for post-combination expenses referenced in Note 1. to the Reconciliation of U.S. GAAP to Non-GAAP Financial Measures is stock-based compensation expense related to certain restricted stock unit awards that were granted to the founders of HalioDx (the “Founder RSU Awards”) following the closing of the Company’s acquisition of HalioDx. As a result, such compensation expense does not constitute a cash operating expense as contemplated in Question 100.01 of the Commission’s Compliance and Disclosure Interpretation for Non-GAAP measures. Moreover, consistent with the Company’s current policy, which provides for the adjustment of non-routine stock-based compensation, the Founder RSU Awards were comprised of non-routine, outsized retention awards outside of the Company’s standard equity award practices and bands, and were negotiated in connection with the transaction. Accordingly, the Company believes that its adjustment of such stock-based compensation relating to the Founder RSU Awards from its non-GAAP financial measures is appropriate. The Company further notes that the Founder RSU Awards have been expensed using the straight-line method over the duration of the vesting period. One founder left employment with the Company prior to the full vesting of the applicable Founder RSU Award, and so in the first quarter of 2024, the Company reversed the expense that had been recorded in prior periods for the unvested Founder RSU Awards that were forfeited, representing a $1.2 million adjustment.

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U.S. Securities and Exchange Commission
June 7, 2024

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or, in his absence, Chelsea Anderson at (206) 389-4516.
Sincerely,

FENWICK & WEST LLP
/s/ Ran Ben-Tzur
Ran Ben-Tzur

CC:    Marc Stapley
    Annie McGuire, Esq.
    Veracyte, Inc.

Douglas N. Cogen, Esq.
Chelsea Anderson, Esq.
    Fenwick & West LLP